United States securities and exchange commission logo





                             December 21, 2022

       Jan Loeb
       Executive Chairman
       NovelStem International Corp.
       2255 Glades Road
       Suite 221A
       Boca Raton, FL 33431

                                                        Re: NovelStem
International Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed December 6,
2022
                                                            File No. 000-22908

       Dear Jan Loeb:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment 2 to Form 10-12G Filed December 6, 2022

       Item 5. Directors and Executive Officers, page 17

   1. We note your response to comment 3 and reissue. You state that you are still a development stage
company and have not yet produced any revenue, as a result you have not yet filled the role
of President and Vice President. However, we note no such
                                                        exception in your
by-laws. Please tell us how this is consistent with Article Four of your bylaws which state that
the officers shall include a President and one or more Vice
                                                        Presidents. Please also
disclose any material risks to the company that could result from the non-compliance with
your bylaws.
   2. We note your response to comment 4 and reissue in part. We understand that Mr. Loeb takes on a number of
duties with respect to the day-to-day operations of NovelStem and NewStem. Please
disclose these duties in the offering circular.
 Jan Loeb
NovelStem International Corp.
December 21, 2022
Page 2
General

3. We note your response to comment 8 and reissue in part. Please provide us with the below requested information:

             Please explain supplementally what percent of NewStem   s
outstanding voting
           securities are owned by NovelStem.
             Assuming that it is determined that NovelStem meets the definition
of an    investment
           company    under the 1940 Act, please provide a detailed legal
analysis of whether
           NovelStem can satisfy any available exemptions under the Act.
             Your response states that NovelStem's    interest in NetCo is not
a    security.       Please
           provide a detailed legal analysis of the joint venture arrangement supporting this conclusion.
             Please explain supplementally what percent of NovelStem   s total
assets (excluding
           Government securities and cash items) is represented by its ownership interest in the
           NetCo joint venture.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameJan Loeb
                                                           Division of
Corporation Finance
Comapany NameNovelStem International Corp.
                                                           Office of Trade &
Services
December 21, 2022 Page 2
cc:       Morris DeFeo
FirstName LastName